FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2001

                             STMicroelectronics N.V.

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                 (Translation of registrant's name into English)

           Route de Pre-Bois, ICC Bloc A, 1215 Geneva 15, Switzerland

           ----------------------------------------------------------
                    (Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

                           Form 20-F  X   Form 40-F
                                     ---           ---

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

                                 Yes       No  X
                                     ---      ---

         [If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______]

Enclosure:

         A press release dated March 22, 2001 announcing the main resolutions to be proposed at STMicroelectronics' Annual Shareholders' Meeting.



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    PRESS RELEASE COMMUNIQUE DE PRESSE COMMUNICATO STAMPA PRESSEINFORMATION
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                                                                   PR No. C1003H


          STMicroelectronics Announces Main Resolutions to be Proposed
                        at Annual Shareholders' Meeting

Geneva, March 22, 2001 - STMicroelectronics (NYSE: STM) today announced the following main resolutions to be presented to shareholders for approval at the Company's Annual General Meeting, which has been set for Wednesday, April 25, 2001, in Amsterdam.

These resolutions concern:

- Distribution of a Cash Dividend

The Company will propose a resolution concerning the distribution of a cash dividend of $0.04 per share, an increase of 33% over last year's cash dividend payment, after adjustment for the 3-for-1 stock split effected on May 5, 2000. The dividend would be payable on May 11, 2001, to shareholders of record on April 27, 2001.

- Appointment of Additional Supervisory Board Member

The Company will propose the addition of Mr. Doug Dunn to the supervisory board. Mr. Dunn is the CEO of ASM Lithography. Prior to his position at ASM Lithography Mr. Dunn was a Divisiona l Chairman at Royal Philips Electronics and from 1969 to 1980 Mr. Dunn held numerous positions at Motorola. Mr. Dunn is currently on the boards of ASM Lithography and ARM Holdings PLC.

- Creation of New Five-Year Management and Selected Employee Stock Option Plan

The Company will propose for approval a new five-year stock option plan for directors, managers and selected employees, following the expiration of the previous five-year Stock Option Plan. The total option plan will include up to a maximum of 60 million ordinary shares. As of December 31 2000, the Company had
942.4 million shares outstanding.

All Proxy and pertinent shareholder materials will be made available by the end of March on the Company Website at www.st.com.


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About STMicroelectronics

STMicroelectronics (formerly SGS-THOMSON Microelectronics) is a global independent semiconductor company, whose shares are traded on the New York Stock Exchange, on the ParisBourse and on the Milan Stock Exchange. The Company designs, develops, manufactures and markets a broad range of semiconductor integrated circuits (ICs) and discrete devices used in a wide variety of microelectronic applications, including telecommunications systems, computer systems, consumer products, automotive products and industrial automation and control systems. In 2000, the Company's net revenues were $7,813.2 million and net earnings were $1,452.1 million. Further information on ST can be found at www.st.com.


For further information, please contact:

STMicroelectronics                          Morgen-Walke Associates

Investor Relations Europe:
Benoit de Leusse                            Jean-Benoit Roquette/Nicole Curtin
Investor Relations Manager Europe           Tel: +33.1.47.03.68.10
Tel: +33.4.50.40.24.30                      Fax: +33.1.47.03.93.38
Fax: +33.4.50.40.25.80


Investor Relations USA:
Stanley March                               Michele Katz
Director of Investor Relations, USA         Tel: +1.212.850.5600
Tel: +1.212.821.8939                        Fax: +1.212.850.5778
Fax: +1.212.821.8923


Press Relations:
Maria Grazia Prestini                       Brian Maddox
Director, Corporate Press Relations         Tel: +1.212.850.5600
Tel.: +33 4 50 40 25 32                     Lorie Lichtlen
Fax: +33 4 50 40 25 40                      Tel: +33.1.47.03.68.10



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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 22, 2001                       STMicroelectronics N.V.

                                           By:    /s/ Pasquale Pistorio
                                              ----------------------------------
                                              Name:   Pasquale Pistorio
                                              Title:  President and Chief
                                                      Executive Officer